Exhibit 99.1

Introduction	2

Reconciliation of IFRS to U.S. GAAP	3

U.S. GAAP Condensed Financial Information	13

Additional Disclosures Required under U.S. GAAP and SEC Rules	15

// INTRODUCTION	// 2

Introduction
Deutsche Bank AG published its Interim Report as of June 30, 2007 on August 1, 2007 and filed portions of it, including Deutsche Bank’s consolidated interim financial statements for the periods ended June 30, 2007 and June 30, 2006 (the ‘Interim Financial Statements’) with the U.S. Securities and Exchange Commission (‘SEC’) on August 2, 2007 on a Report on Form 6-K. The Interim Financial Statements were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as published by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’), which Deutsche Bank adopted as its basis of accounting with effect from January 1, 2007.
This document contains certain additional disclosures that SEC regulations (specifically, Paragraph (f)(2)(B)(iii) of General Instruction G to SEC Form 20-F) require for companies, such as Deutsche Bank, that are first-time adopters of IFRS and that issue SEC-registered securities.
This Report should be read in conjunction with the Interim Financial Statements, and with Deutsche Bank’s Transition Report–2006 IFRS Comparatives describing the impact of the transition from U.S. GAAP to IFRS, which was filed with the SEC in a Report on Form 6-K on April 20, 2007, and Deutsche Bank’s 2006 Annual Report on Form 20-F, which was filed with the SEC on March 27, 2007.

// 6-K 3

Reconciliation of IFRS to U.S. GAAP (unaudited)
MAIN POLICY DIFFERENCES BETWEEN IFRS AND U.S. GAAP
The main differences between the Group’s IFRS accounting policies and U.S. GAAP accounting policies are summarized below by accounting topic.

IFRS		U.S. GAAP

CONSOLIDATION (A)

For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered.		Three models are used to assess consolidation status: voting rights, variable interest entities (‘VIEs’) and Qualifying Special Purpose Entity (‘QSPE’).
A special purpose entity (‘SPE’) is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE.

Voting rights: Ownership of a majority voting interest (of over 50%), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners.
There is no concept of a QSPE under IFRS.		VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.
QSPE: A SPE that qualifies as a QSPE is not consolidated.

LOAN ORIGINATION COSTS (B)

Only those costs of the loan origination function which are directly attributable and incremental to the origination of a loan are deferred together with the related fee and thus, included in the calculation of the effective yield.		All costs of the loan origination function, including for example, the costs of evaluating a prospective borrower’s financial condition, identified using a per unit cost calculation are deemed directly attributable to loan origination and are deferred regardless of whether they are incremental or not.

FAIR VALUE OPTION (C)

Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition /on transition to IFRS where:		The Group has adopted in U.S. GAAP the fair value option for certain hybrid financial instruments containing an embedded derivative that otherwise would require bifurcation, but has not early adopted the full fair value option for financial instruments.
—	a measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases;
—	they are managed and their performance is evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or
—	they contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.
Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception.
The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

// RECONCILIATION OF IFRS TO U.S. GAAP (UNAUDITED)	// 4

IFRS	U.S. GAAP

EQUITY METHOD INVESTMENTS (D)

There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.
There is specific accounting guidance on limited partnerships and entities of similar nature. A 3%–20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an ‘other than minor influence’.

DEFINITION OF A DERIVATIVE (E)

Derivative contracts are not required to have a mechanism to settle net or a notional to be classified as derivatives under IFRS.	Derivative contracts must have a notional and a mechanism to settle net or alternatively the derivative or underlying asset is readily convertible to cash.

HEDGE ACCOUNTING (P)

IFRS permits more hedging relationships than U.S. GAAP. Under IFRS it is permitted to designate a derivative as hedging for only a portion of the time period to maturity of a hedged item in a fair value hedge.
Under U.S. GAAP, the entire term of the hedged item must be considered when assessing hedge effectiveness, not only for a portion of the hedged item’s life.

Where hedge accounting is achieved under IFRS but not under U.S. GAAP the hedge accounting has been reversed for U.S. GAAP.

TRADING DEFINITION (F)

There is no ‘loans held for sale’ classification. Loans with the intention to sell in the near term are classified as trading.	Loans held for sale are held at lower of cost or market value. Loan origination fees and costs are recognized upon disposal of the loan.

Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)

EQUITY INVESTMENTS

 Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale and are accounted for at fair value unless it can not be reliably determined.

Equity securities that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments and carried at cost, less any other than temporary impairment.

AVAILABLE-FOR-SALE SECURITIES–TREATMENT OF FOREIGN EXCHANGE

 Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.

IMPAIRMENT OF ASSETS AVAILABLE FOR SALE

 Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.
Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.

INVESTMENT WITH A SALE RESTRICTION Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

 In general, investments with a sale restriction are classified as other investments and carried at cost, less any other than temporary impairment.

When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.

// 6-K 5

IFRS	U.S. GAAP

FINANCIAL ASSET DERECOGNITION (H)

Derecognition is based on risks and rewards. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

The consolidated group has to be determined prior to applying the derecognition criteria.

A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.
Derecognition of financial assets is primarily based on control.

The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation.

Special rules apply to accounting for repurchase and reverse repurchase agreements–a collateralization close to 100 % is required to preserve financing accounting.

REAL ESTATE & LEASING (I)

GAINS ON SALE AND LEASEBACK
Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.	Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.

FAILED SALE AND LEASEBACKS
If continuing involvement exists, it needs to be evaluated whether the criteria for successful sale and leaseback are still fulfilled.	Any form of continuing involvement precludes sales accounting.

IMPAIRMENT OF INVESTMENT PROPERTIES
The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.	The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.

SHARE-BASED COMPENSATION (J)

SHARE AWARDS–‘EARLY RETIREMENT’

Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules are applied to all awards granted after November 7, 2002.
Early retirement rules (accelerated amortization) are applied prospectively for awards granted after January 1, 2006.

SHARE AWARDS–FORFEITURES
Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required to be applied to all share awards granted after November 7, 2002.	Forfeitures are no longer accounted for on an actual basis from January 1, 2006.

// RECONCILIATION OF IFRS TO U.S. GAAP (UNAUDITED)	// 6

IFRS	U.S. GAAP

PENSIONS (K)

PENSIONS–ACCUMULATED ACTUARIAL GAINS AND LOSSES

On transition the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1.
Since transition, the corridor approach is used for actuarial gains and losses.
From December 31, 2006, any unrecognized gains/losses at year end are reported as part of accumulated other comprehensive income (‘OCI’).

The Group uses the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.

PENSIONS–LONG-TERM EMPLOYEE BENEFITS
Long-Term Employee Benefits are required to be valued using actuarial methods.	No specific valuation rules apply.

DERIVATIVES ON DEUTSCHE BANK SHARES (L)

Put and call options indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amount recognizing interest expense in accordance with the effective interest rate method.
Put and call options indexed to Deutsche Bank shares which are physically settled are classified as derivatives.

TAX (O)

DEFERRED TAX ON SHARE-BASED COMPENSATION

In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.
If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period (e.g. with delivery of the shares).

 As IFRS allows for recognition of the expected future tax deduction a credit to additional paid-in capital (‘APIC’) would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.

The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in APIC and shortfalls are recognized through the income statement.

Possibilities to offset shortfalls against excess tax benefits are limited.	Any credit to APIC is conditional upon the tax-paying position of the respective entity/tax group.

Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.

DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES

Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.
The impact of changes in tax rate/tax law are included in income from continuing operations even if the original deferred taxes have been recognized in equity.

// 6-K 7

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME ATTRIBUTABLE TO DEUTSCHE BANK’S SHAREHOLDERS
The table below shows reconciliations from IFRS to U.S. GAAP for shareholders’ equity as of June 30, 2007 and June 30, 2006, and for net income attributable to Deutsche Bank’s shareholders for the six months ended June 30, 2007 and June 30, 2006.

					Net income attributable to Deutsche Bank's
			Total shareholders' equity		shareholders
					Six months ended	Six months ended
in € m.			Jun 30, 2007	Jun 30, 2006	Jun 30, 2007	Jun 30, 2006
Amounts determined in accordance with IFRS			36,287	27,989	3,899	2,988

Consolidation	(A	)	(77)	52	(40)	(9)

Pre-tax impact:

Loan origination costs	(B	)	309	284	14	24

Fair value option	(C	)	247	197	33	(87)

Equity method investments	(D	)	(82)	(96)	6	9

Definition of a derivative	(E	)	(144)	20	(105)	(8)

Hedge accounting	(P	)	(56)	–	(56)	–

Trading definition (previously loans held for sale reclassified to trading)	(F	)	(96)	(59)	(103)	(14)

Financial assets available for sale	(G	)	(561)	(215)	(17)	8

Financial asset derecognition	(H	)	(101)	28	(109)	(11)

Real estate & leasing	(I	)	(180)	(56)	(135)	6

Share-based compensation	(J	)	25	44	(123)	(20)

Pensions	(K	)	156	976	(35)	(27)

Derivatives on Deutsche Bank shares	(L	)	28	1,068	(53)	70

Currency translation adjustments	(M	)	(1)	(1)	(1)	(1)

Other(1)	(N	)	52	(2)	46	1

Tax impact	(O	)	(759)	(1,165)	206	7

Overall impact			(1,240)	1,075	(472)	(52)

Amounts determined in accordance with U.S. GAAP			35,047	29,064	3,427	2,936

                        (1) Other (N) also includes adjustments due to rounding differences.

The following table is based on U.S. GAAP.

	Six months ended	Six months ended
in € m.	June 30, 2007	June 30, 2006
Other comprehensive income (loss)	894	(1,381)

Comprehensive income	4,321	1,555

// RECONCILIATION OF IFRS TO U.S. GAAP (UNAUDITED)	// 8

The following discussion of the impact on net income and shareholders’ equity of differences between IFRS and U.S. GAAP accounting standards should be read in conjunction with the previously described ‘Main Policy Differences between IFRS and U.S. GAAP’. Unless noted within the discussion of an individual topic, the accounting policy differences and the business factors generating the disclosed impacts on net income and shareholders’ equity were the same in 2007 and 2006.
CONSOLIDATION (A)
The U.S. GAAP consolidated Group differs from that under IFRS principally due to different approaches to assess who should consolidate an entity in certain situations, including, for example, where there are no voting rights or the voting rights are significantly disproportionate to the risks and rewards of the entity.
Under U.S. GAAP, the Group consolidated fewer entities than under IFRS. As a consequence, the U.S. GAAP consolidated Group had € 19 billion less total assets as of June 30, 2007 than the IFRS consolidated Group. This was a decline in the difference in total assets compared to June 30, 2006 (€ 36 billion) and December 31, 2006 (€ 40 billion). Following the Group’s conversion to IFRS certain transactions involving commercial paper conduits were restructured which required the Group to reassess and consolidate the related commercial paper conduits for the first time under U.S. GAAP starting January 2007. This created consistent consolidation treatment with IFRS.
The impact of changes to the consolidated Group included tax effects. Net income under U.S. GAAP included income effects on transactions executed with entities that were excluded from the U.S. GAAP consolidated Group but included in the IFRS consolidated Group. In addition, there were some effects in net income and in shareholders’ equity arising from the first time consolidation of certain commercial paper conduits under U.S. GAAP.
LOAN ORIGINATION COSTS (B)
The impact on income before income taxes represents the difference between directly attributable non-incremental loan origination costs arising in the current period that were expensed under IFRS but deferred under U.S. GAAP, net of the difference in the amortization of such costs, which had been deferred under U.S. GAAP in prior periods. The higher deferral of costs under U.S. GAAP, which is recognized as a decrease in noninterest expenses, amounted to € 105 million in the first half of 2007. The higher amortization under U.S. GAAP, which is reflected as a reduction of revenues, was € 91 million. The resulting net impact on income before income taxes of € 14 million in the first six months of 2007 was primarily attributable to the loan business within our Private & Business Clients Corporate Division. This business was also the main contributor to the difference in shareholders’ equity as of June 30, 2007, which was € 309 million higher under U.S. GAAP compared to IFRS.
FAIR VALUE OPTION (C)
Under IFRS, the Group elected to selectively apply the fair value option to qualifying instruments where the effect was to reduce accounting volatility so that the financial accounting result more accurately reflects the underlying economics or where it enabled fair value accounting for instruments that are managed together on a fair value basis. Under U.S. GAAP, the Group adopted SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ on January 1, 2007. Under this standard, the fair value option is applied to selected hybrid instruments, mainly to certain structured debt instruments and to certain structured notes issued as part of the Group’s asset repackaging business. Differences recorded in 2006 for such hybrid instruments decreased significantly in the first half of 2007. The most significant differences which remain between IFRS and U.S. GAAP relate to the application of the fair value option to investment grade loans and loan commitments within the Loan Exposure Management Group (LEMG), to certain asset repackaging transactions that are outside the scope of SFAS 155 and to repurchase/reverse repurchase agreements and securities borrowed/loaned transactions. These resulted in a positive difference of € 33 million in income before income taxes between IFRS and U.S. GAAP in the first half of 2007. Shareholders’ equity under U.S. GAAP as of June 30, 2007 was € 247 million higher than under IFRS. It included a negative cumulative effect of accounting changes of € 30 million on the adoption of SFAS 155.

// 6-K 9

EQUITY METHOD INVESTMENTS (D)
The difference in income before income taxes (€ 6 million higher under U.S. GAAP compared to IFRS in the first half of 2007) and shareholders’ equity (€ 82 million lower under U.S. GAAP compared to IFRS as of June 30, 2007) is mainly related to interests in certain limited partnerships and similar corporations. These are accounted for following the equity method of accounting under U.S. GAAP and classified as financial assets available for sale under IFRS. Under U.S. GAAP, income before income taxes reflects the Group’s share of investee’s net income. Under IFRS, changes in the fair value of the investment are not recognized through the income statement but recorded as a component of shareholders’ equity.
DEFINITION OF A DERIVATIVE (E)
The definition of a derivative is broader under IFRS than under U.S. GAAP, resulting in a € 105 million lower income before income taxes under U.S. GAAP compared to IFRS in the first half of 2007. Shareholders’ equity as of June 30, 2007 was € 144 million lower under U.S. GAAP than under IFRS. Both differences were mainly attributable to gains recognized under IFRS, namely mark-to-market gains on derivatives to buy equity interests without a net settlement mechanism and on forward purchase trades on emission certificates without a notional not meeting the derivative definition under U.S. GAAP. Income before income taxes was € 8 million lower under U.S. GAAP than under IFRS in the first half of 2006 and shareholders’ equity was € 20 million higher under U.S. GAAP as of June 30, 2006. These differences were mainly attributable to forward starting repurchase/reverse repurchase agreements without a net settlement mechanism.
HEDGE ACCOUNTING (P)
Income before income taxes for the first six months of 2007 and shareholders’ equity as of June 30, 2007 were € 56 million lower (U.S. GAAP compared to IFRS), primarily due to hedge relationships that were established under IFRS in 2007 which do not meet the hedge accounting rules under U.S. GAAP.
TRADING DEFINITION (PREVIOUSLY LOANS HELD FOR SALE RECLASSIFIED TO TRADING) (F)
Income before income taxes for the first half year and shareholders’ equity as of June 30, 2007 were € 103 million and € 96 million lower (U.S. GAAP in comparison to IFRS), respectively. These variances were mainly driven by loans held for sale, valued at lower of cost or market under U.S. GAAP, but reported as trading assets and marked-to-market through the income statement under IFRS. Additionally, certain equity shares acquired in 2007, which were marked-to-market through the income statement under IFRS but carried at historical cost under U.S. GAAP, contributed to the differences.
FINANCIAL ASSETS AVAILABLE FOR SALE (G)
Income before income taxes was € 17 million lower under U.S. GAAP compared to IFRS for the first six months of 2007. The difference was attributable to certain equity securities with restricted sales rights as well as to foreign exchange movements on monetary financial assets. The equity securities with restricted sales rights are held by Deutsche Bank Securities Inc., which is a broker-dealer entity under U.S. regulation, and are therefore carried at fair value with changes recognized in the income statement under U.S. GAAP. Under IFRS, these restricted equity securities are classified as financial assets available for sale with fair value changes reflected as a component of shareholders’ equity. The impact of foreign exchange movements on monetary financial assets classified as available for sale is recorded in the income statement under IFRS but is included in other comprehensive income until sale under U.S. GAAP.
Shareholders’ equity as of June 30, 2007 was € 561 million lower under U.S. GAAP compared to IFRS as a result of certain investments which are classified as financial assets available for sale under IFRS, but as other investments at historical cost under U.S. GAAP. The unrealized gains recorded as a component of shareholders’ equity under IFRS are reversed under U.S. GAAP.

// RECONCILIATION OF IFRS TO U.S. GAAP (UNAUDITED)	// 10

FINANCIAL ASSET DERECOGNITION (H)
The financial asset derecognition models under U.S. GAAP and IFRS differ significantly. The U.S. GAAP model focuses on who controls the asset while the IFRS model focuses on who has the risks and rewards arising from the asset and only considers control if the risks and rewards analysis is inconclusive. This resulted in differences in income before income taxes (U.S. GAAP lower by € 109 million compared to IFRS in the first half of 2007) and shareholders’ equity (U.S. GAAP lower by € 101 million compared to IFRS as of June 30, 2007) which were mainly attributable to certain asset securitization transactions which were conducted in 2007. These transactions also triggered an increase in total assets and liabilities under U.S. GAAP of € 3.9 billion. Certain trading transactions involving total return swaps also contributed to the differences in income before income taxes and shareholders’ equity in the first half of 2007 and were the main contributor in the first half of 2006.
REAL ESTATE & LEASING (I)
Income before income taxes under U.S. GAAP was € 135 million lower in the first six months of 2007 with shareholders’ equity down by € 180 million as of June 30, 2007 (both compared to IFRS). The main contributing factor to the difference in both income and equity was a sale and leaseback transaction in 2007 which involved the Group’s premises in 60 Wall Street, New York. A gain from this transaction was recognized under IFRS. Under U.S. GAAP, the transaction did not qualify as a sale and leaseback transaction due to continuing involvement.
SHARE-BASED COMPENSATION (J)
For the six months ended June 30, 2007 income before income taxes was lower by € 123 million under U.S. GAAP compared to IFRS. This is mainly the result of different adoption dates for equivalent rules in respect of share-based compensation awards granted to employees eligible for early retirement. Both, U.S. GAAP and IFRS stipulate a shortened amortization period, but IFRS requires the application also for awards granted to early retirement eligible employees after November 7, 2002 and not vested as of December 31, 2005. U.S. GAAP applies the rules only to awards granted after January 1, 2006. The difference between IFRS and U.S. GAAP in the first half of 2006 also reflected a cumulative effect of an accounting change of € 68 million under U.S. GAAP, which resulted from the adoption of SFAS 123(R) effective January 1, 2006.
Shareholders’ equity as of June 30, 2007 under U.S. GAAP was € 25 million higher than under IFRS. This represents primarily the associated costs of employee-related taxes which were recorded under IFRS against retained earnings in the opening balance sheet, but are recognized in the U.S. GAAP income statement.
PENSIONS (K)
Income before income taxes was € 35 million lower under U.S. GAAP compared to IFRS for the six months ended June 30, 2007. This was mainly due to higher pension costs, primarily attributable to the amortization of actuarial gains and losses charged to the income statement under U.S. GAAP but not under IFRS.
Shareholders’ equity as of June 30, 2007 was € 156 million higher under U.S. GAAP compared to IFRS. As of June 30, 2006 shareholders’ equity was € 976 million higher. The decrease of the variance year over year was driven by a change in the accounting for defined benefit pension and other postretirement plans under U.S. GAAP, which was effective for the year ended December 31, 2006. As a consequence of this change unrecognized gains (losses) were recognized for U.S. GAAP in other comprehensive income.

// 6-K 11

DERIVATIVES ON DEUTSCHE BANK SHARES (L)
Income before income taxes for the six months ended June 30, 2007 was € 53 million lower under U.S. GAAP compared to IFRS reflecting net losses resulting from put and call option contracts indexed to, and physically settled in, Deutsche Bank shares, which were required to be eliminated from the income statement under IFRS, but not under U.S. GAAP. In addition, interest expense recorded under IFRS for the accretion of liabilities set up for the redemption amount for written put options was derecognized under U.S. GAAP. Both effects are due to different classifications of such instruments under U.S. GAAP and IFRS.
Shareholders’ equity as of June 30, 2007 was € 28 million higher under U.S. GAAP than under IFRS. This difference was € 1.1 billion as of June 30, 2006. In 2006, the effect on shareholders’ equity was mainly related to physically-settled written put options on Deutsche Bank shares, for which shareholders’ equity under IFRS was required to be reduced by the present value of the redemption amount of the options. In the first quarter of 2007, the Group’s trading activity involving derivatives indexed to Deutsche Bank shares was changed so that such impacts on shareholders’ equity and the resulting impact on core capital (Tier I) arising from this specific IFRS rule were substantially reduced.
CURRENCY TRANSLATION ADJUSTMENT (M)
There were no material differences between U.S. GAAP and IFRS.
OTHER (N)
The other accounting topics led to a € 46 million higher income before income taxes under U.S. GAAP compared to IFRS for the first six months of 2007. Shareholders’ equity was higher by € 52 million as of June 30, 2007. The most significant individual item was a goodwill impairment charge of € 54 million in the Corporate Investments Group Division (CI) that was recognized under IFRS but not under U.S. GAAP, due to differences in the carrying amount of the CI cash-generating unit/reporting unit under both standards.
TAX (O)
Major tax impacts arose from distinct areas of difference as follows:
TAX ON PRE-TAX IMPACTS. The pre-tax differences in the first six months of 2007 between IFRS and U.S. GAAP resulted under U.S. GAAP in a lower tax expense of € 219 million, which were mainly included in the net income impact attributable to the difference in Consolidation (A) and Tax impact (O). The Tax impact (O) of € 206 million included a tax reversal effect of € (77) million which is further described below.
DEFERRED TAXES. The tax impact on total shareholders´ equity of € (759) million as of June 30, 2007 was mainly driven by deferred tax on share-based compensation. Under IFRS, the deferred tax asset is based on an estimate of the future tax deduction. In jurisdictions where changes in the share price affect the future tax deduction, the estimate of the expected future tax deduction is based on the current share price. Because of the increase of our share price the deferred tax asset was recomputed at the reporting date to reflect the current share price and the excess tax benefit was recognized in additional-paid-in capital (‘APIC’). Under U.S. GAAP, deferred tax assets are recognized for the cumulative amount of compensation expense if such compensation expense ordinarily results in a future tax deduction, and no recomputation at the reporting date to reflect the increased share price is permitted.
The effect of this difference was that APIC and the associated deferred tax asset under U.S. GAAP were € 556 million lower as of June 30, 2007. In addition, various differences with individually insignificant impacts contributed to the remaining difference of deferred taxes.

// RECONCILIATION OF IFRS TO U.S. GAAP (UNAUDITED)	// 12

ACCOUNTING FOR TAX LAW/RATE CHANGES. Under IFRS, changes in deferred taxes on financial assets classified as available for sale arising from tax law changes are recorded in equity rather than through the income statement as required under U.S. GAAP. Therefore, in order to recognize the appropriate U.S. GAAP equity, the amount of tax benefit originally recognized at the time of the tax law or rate change net of any subsequent tax expenses recorded on sales (€ 2.1 billion) was added to retained earnings and other comprehensive income. As a result, an additional deferred tax expense of € 77 million occurred when we sold some eligible equity securities in the first half year of 2007.
PRESENTATION DIFFERENCES
There are some differences between IFRS and U.S. GAAP which do not give rise to an impact on net income or shareholders’ equity. Such differences are mainly due to specific netting guidance under U.S. GAAP for derivatives, repurchase and reverse repurchase agreements and unsettled regular way trades. IFRS does not have similar guidance. Consequently, IFRS requires gross presentation in many cases resulting in significantly lower total assets and liabilities under U.S. GAAP. Resulting from the gross presentation, the Group’s balance sheet was € 560 billion lower under U.S. GAAP as of June 30, 2007 (compared to € 405 billion lower as of December 31, 2006 and € 476 billion lower as of June 30, 2006).

// 6-K 13

U.S. GAAP Condensed Financial Information
(unaudited)
CONSOLIDATED STATEMENT OF INCOME

	Six months		Six months
	ended	Year ended	ended
in € m., except where indicated	Jun 30, 2007	Dec 31, 2006	Jun 30, 2006
Net interest revenues:

Interest revenues	33,918	55,217	27,978

Interest expense	29,971	48,298	24,504

Net interest revenues	3,947	6,919	3,474

Provision for loan losses	207	330	105

Net interest revenues after provision for loan losses	3,740	6,589	3,369

Noninterest revenues:

Commissions and fees from fiduciary activities	1,942	3,995	1,972

Commissions, broker’s fees, markups on securities underwriting and other securities activities	2,778	5,019	2,575

Fees for other customer services	1,352	2,530	1,287

Trading revenues, net	6,338	8,247	4,688

Net gain on financial assets/liabilities designated at fair value through profit or loss	273	–	–

Net gains on securities available for sale	273	407	167

Net income from equity method investments	359	512	322

Other revenues	385	709	305

Total noninterest revenues	13,700	21,419	11,316

Noninterest expenses:

Compensation and benefits	8,265	12,649	6,712

Net occupancy expense of premises	562	1,020	500

Furniture and equipment	80	157	80

IT costs	895	1,586	744

Agency and other professional service fees	590	1,202	569

Communication and data services	336	634	311

Other expenses	1,560	2,412	1,198

Goodwill impairment/impairment of intangibles	–	31	–

Restructuring activities	(9)	192	99

Total noninterest expenses	12,279	19,883	10,213

Income before income tax expense and cumulative effect of accounting changes	5,161	8,125	4,472

Income tax expense	1,657	2,186	1,582

Effect from the reversal of 1999/2000 credits for tax rate changes	77	(1)	–

Income before cumulative effect of accounting changes, net of tax	3,427	5,940	2,890

Cumulative effect of accounting changes, net of tax	–	46	46

Net income	3,427	5,986	2,936

Earnings per common share (in €):

Basic:
Income before cumulative effect of accounting changes, net of tax	7.45	13.20	6.41
Cumulative effect of accounting changes, net of tax	–	0.10	0.10

Net income	7.45	13.31	6.51

Diluted[1]:
Income before cumulative effect of accounting changes, net of tax	7.00	11.46	5.48
Cumulative effect of accounting changes, net of tax	–	0.09	0.09

Net income	7.00	11.55	5.57

Number of shares in m.

Denominator for basic earnings per share–weighted-average shares outstanding	460.0	449.8	450.8

Denominator for diluted earnings per share–adjusted weighted-average shares after assumed conversions	489.4	510.7	514.8

Cash dividends declared per common share (in €)	4.00	2.50	2.50

1	Including numerator effect of assumed conversions. The effect for the six months ended June 30, 2007 and 2006 was € 0.00 and € (0.13), respectively. The effect for the year ended December 31, 2006 was € (0.17).

// U.S. GAAP CONDENSED FINANCIAL INFORMATION (UNAUDITED)	// 14
CONDENSED CONSOLIDATED BALANCE SHEET

in € m.	Jun 30, 2007	Dec 31, 2006	Jun 30, 2006
Assets:

Cash and due from banks	7,461	7,009	6,987

Interest-earning deposits with banks	19,609	19,470	17,306

Central bank funds sold and securities purchased under resale agreements	170,062	138,763	150,272

Securities borrowed	144,997	108,266	106,065

Trading assets	589,988	516,839	455,542

Financial assets designated at fair value through profit or loss	1,368	–	–

Securities available for sale	29,342	22,054	21,640

Other investments	6,967	5,357	4,380

Loans, net	207,402	168,134	163,958

Premises and equipment, net	3,654	4,149	4,791

Goodwill	7,605	7,144	6,779

Other intangible assets, net	1,277	1,267	1,129

Other assets	172,939	127,778	119,444

Total assets	1,362,671	1,126,230	1,058,293

Liabilities:

Deposits	442,357	408,782	367,253

Trading liabilities	261,897	218,854	220,791

Financial liabilities designated at fair value through profit or loss	14,768	–	–

Central bank funds purchased and securities sold under repurchase agreements	277,333	187,129	184,282

Securities loaned	22,853	23,240	11,191

Other short-term borrowings	46,403	19,793	28,839

Other liabilities	110,669	99,672	91,087

Long-term debt	146,727	132,495	121,467

Obligation to purchase common shares	4,617	3,457	4,319

Total liabilities	1,327,624	1,093,422	1,029,229

Shareholders’ equity	35,047	32,808	29,064

Total liabilities and shareholders’ equity	1,362,671	1,126,230	1,058,293

// 6-K 15
Additional Disclosures Required under
U.S. GAAP and SEC Rules (unaudited)
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
FIN 48 AND FSP FIN 48-1
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (‘FIN 48’). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all income tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The cumulative effect of approximately € 0.3 million was recognized as a decrease to beginning retained earnings on the adoption of FIN 48 on January 1, 2007.
In May 2007, the FASB issued FSP FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” which amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FSP shall be applied upon the initial adoption of FIN 48, which is January 1, 2007 for the Group. The adoption of FSP FIN 48-1 did not have an impact on our consolidated financial statements.
SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (‘SFAS 156’). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its consolidated affiliates. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156, on January 1, 2007, did not have an impact on our consolidated financial statements.
SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (‘SFAS 155’). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. A cumulative effect adjustment of € 30 million was recognized as a decrease to beginning retained earnings as of January 1, 2007. The cumulative effect adjustment included gross unrealized gains of € 23 million and gross unrealized losses of € 53 million.

// ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP AND SEC RULES (UNAUDITED)

// 16

NEW ACCOUNTING PRONOUNCEMENTS
SOP 07-1 AND FSP FIN 46(R)-7
In June 2007, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 07-1, “Clarification of the Scope of the Audit and Accounting Guide ‘Audits of Investment Companies’ and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (‘SOP 07-1’). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide ‘Investment Companies’ must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an equity method investor. SOP 07-1 is effective in fiscal years beginning on or after December 15, 2007, with earlier adoption permitted. In May 2007, the FASB issued FASB Staff Position (FSP) No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies” (‘FSP FIN 46(R)-7’), which amends FIN No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)), to make an exception to the scope of FIN 46(R) to entities accounted for at fair value under the revised Guide. FSP FIN 46(R)-7 is effective upon adoption of SOP 07-1. We are currently evaluating the potential impact that the adoption of SOP 07-1 and FSP FIN 46(R)-7 will have on our consolidated financial statements.
FSP FIN 39-1
In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39” (‘FSP FIN 39-1’) which amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” FSP FIN 39-1 permits companies to offset fair value amounts recognized for the right to reclaim or obligation to return cash collateral against fair value amounts from derivative instruments executed with the same counterparty under the same master netting arrangement without meeting certain criteria outlined in FIN No. 39. FSP FIN 39-1 is effective in fiscal years beginning after November 15, 2007, with early adoption permitted. We are currently evaluating the potential impact, if any, that the adoption of FSP FIN 39-1 will have on our consolidated financial statements.
SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (‘SFAS 159’) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which we elect to apply the fair value option as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact that the adoption of SFAS 159 will have on our consolidated financial statements.
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years

// 17
beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.
INCOME TAXES AND FIN 48
The Group adopted FIN 48 as of January 1, 2007 which resulted in a cumulative effect adjustment of approximately € 0.3 million that was recognized as a decrease to beginning retained earnings.
The total amount of unrecognized tax benefits as of January 1, 2007 was € 1.89 billion. There was no material change to this balance during the first half year 2007. Of this total, € 1.84 billion represents the amount of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate in future periods. The remaining amount of € 48 million is related to temporary differences for which offsetting deductions are available.
The total amount of interest and penalties recognized in the Consolidated Balance Sheet at January 1, 2007 is € 146 million. The Group classifies interest and penalties as interest expense and other expense, respectively.
The Group is under continuous examinations by tax authorities in various countries. Tax years remain open to examination for significant Group entities in the following major jurisdictions and tax years: in Germany 2000 onwards; in the United States of America 2000 or 2001 onwards depending on type of income tax; and in the United Kingdom 2003 onwards.
Accordingly, it is reasonably possible that changes in the gross balance of unrecognized tax benefits may occur. However, we do not anticipate that unrecognized tax benefits will significantly change within 12 months following the adoption date.
GUARANTEES
As of June 30, 2007 irrevocable commitments to extend credit, financial guarantees, standby letters of credit and performance guarantees were not materially different from those under IFRS. Under U.S. GAAP irrevocable loan commitments as of December 31, 2006 were higher than under IFRS mainly resulting from the non-consolidation of commercial paper conduits under U.S. GAAP. These conduits were, as of June 30, 2007, consolidated under U.S. GAAP, thus eliminating this difference.
As of June 30, 2007 and December 31, 2006, revocable commitments to extend credit were € 22.7 billion and € 22.8 billion, respectively.
The Group offers clients a certain investment fund product with a market value guarantee feature. As of June 30, 2007 and December 31, 2006, the maximum potential future payments of market value guarantees were € 25.8 billion and € 18.1 billion, respectively. This includes market value guarantees related to significant non-consolidated VIEs (FIN 46(R)).
The Group’s guarantees are described in detail in our Financial Report 2006 on pages 170 and 171 and in our 2006 SEC Form 20-F, filed March 27, 2007, on pages F-72 and F-73.

// ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP AND SEC RULES (UNAUDITED)

// 18

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Deutsche Bank’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated.

	Six months
	ended	Year ended
in € m. except ratios	Jun 30, 2007	Dec 31, 2006
Earnings:

1. Income before income tax expense	5,862	8,339

2. Add: Fixed charges excluding capitalized interest (Line 10)	30,538	50,187

3. Less: Net income from equity method investments	343	459

4. Earnings including interest on deposits	36,058	58,067

5. Less: Interest on deposits	8,535	14,025

6. Earnings excluding interest on deposits	27,523	44,042

Fixed Charges:

7. Interest Expense	30,445	50,002

8. Estimated interest component of net rental expense	93	185

9. Amortization of debt issuance expense	–	–

10. Total fixed charges including interest on deposits and excluding capitalized interest	30,538	50,187

11. Add: Capitalized interest	–	–

12. Total fixed charges	30,538	50,187

13. Less: Interest on deposits (Line 5)	8,535	14,025

14. Fixed charges excluding interest on deposits	22,003	36,162

Consolidated Ratios of Earnings to Fixed Charges:

Including interest on deposits (Line 4/Line 12)	1.18	1.16

Excluding interest on deposits (Line 6/Line 14)	1.25	1.22

The ratios calculated on a U.S. GAAP basis are not materially different from the IFRS ratios for the periods presented.
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expense, less net income from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.